

03 AUG 18 AM 7:21



03029339

File: 082-04144

August 15, 2003

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Erciyas Biracilik ve Malt Sanayii

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the acquisition of the Pancevo Brewery in Serbia.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

8/18

File: 082-04144



FOR GENERAL RELEASE TO THE PUBLIC
AUGUST 15TH, 2003



EFES BEVERAGE GROUP RAPIDLY EXPANDS IN EUROPE AND ENTERS SERBIA

Efes Breweries International N.V. ("EBI"), the Holland based subsidiary of Anadolu Efes Biracılık ve Malt Sanayi A.Ş. that conducts the Efes Beverage Group's international beer operations, has acquired the majority shares of the Pancevo Brewery ("Pancevo") in Serbia, located on the outskirts of Belgrade.

Therefore EBI has added Serbia in its portfolio of European markets currently comprising of Russia, Ukraine, Romania, and Moldova. The total number of markets that EBI operates, thus, has increased to 6, including Kazakhstan, one of the major markets in Central Asia.

Serbian beer market, where the competition consists of local breweries, has an estimated total consumption exceeding 470 million litres and per capita consumption of around 58 litres as of 2002. Pancevo operates with 3 brands "Weifert", "Karsten" and "Standard" in the Serbian beer market and is expected to reach a capacity utilization ratio of around 50% in 2003. Pancevo plans a capital investment program of approximately 10 million USD until 2005 to increase the capacity from the current level of 40 million litres.

EBI has acquired 63% stake in Pancevo through a cash contribution to the capital increase of the company and has become the first international brewer to invest in Serbia. The fresh capital injected in Pancevo, amounting to around 6.5 million USD, will be used to improve the product quality and the technical infrastructure of the brewery.

Mr. Muhtar Kent, president and CEO of the Efes Beverage Group, has said "We will integrate Pancevo's 250 years of brewing heritage with Efes' proven technological as well as marketing capabilities to be a leading brewer in Serbia. We will act with speed to fully leverage our advantage of being the first International Brewer to enter into Serbia."

Efes Beverage Group is one of the largest beverage groups across a territory spanning from the Adriatic to China, currently consisting of 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 10 countries. The Group is among the 10 largest European brewers by sales volume as of 2002, and is growing to become one of the strongest players in the region. Efes Beverage Group brands are enjoyed in over 35 countries worldwide and Efes Pilsen, the Group's primary brand, is one of the top 10 European brands that beer consumers prefer worldwide.

The Efes Beverage Group, whilst successfully extending its brands to markets outside of Turkey, also introduces leading global brands to its existing markets. In Turkey, the Group produces the worldwide globally recognized brands like "Miller Genuine Draft" and "Beck's", and commenced production of one of the foremost brands in Germany, "Warsteiner Premium Verum", in the Russian Federation.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38